SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at August 25, 2006

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: August 25, 2006

* Print the name and title of the signing officer under his signature
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KMK ANNOUNCES KMK ANNOUNCES KMK ANNOUNCES

Continental Minerals Corporation
1020-800 W Pender St .
Vancouver , BC
V6C 2V6 Canada
Tel. 604-684-6365
Fax 604-684-8092
Toll Free: 1-800-667-2114
www.continentalminerals.com

CONTINENTAL SECURES $11.5 MILLION CONVERTIBLE NOTE FINANCING

August  25, 2006, Vancouver, BC - Continental Minerals Corporation ("Continental") (TSX.V-KMK; OTC.BB-KMKCF) announces that it has reached an agreement with Taseko Mines Limited ("Taseko") whereby Taseko will purchase an.$11.5 million Convertible Secured Promissory Note of Continental (the "Note"), for the purposes of funding continued exploration on the Xietongmen property in Tibet, China and for working capital. The Note, if not earlier converted, redeemed or repaid, is due one year from its date of issuance (the "Closing").

Taseko has the right to convert any or all of the principal then outstanding under the one year Note, plus a 5% premium into Continental common shares at $2.05 per share if the Note is exercised within the first six months or, at $2.25 per share if exercised in the second six months. Taseko also receives the right to participate in Continental's future financings (the "Participation Right") and in such event can redeem the Note at 105% of the $11.5 million principal amount of the Note and use the proceeds to subscribe for securities offered under such future financing. In addition, upon conversion of the Note or its redemption in the event that the Participation Right is exercised, Taseko will acquire a right of first refusal (the "Pre‑Emptive Right") for up to five years, during which time Taseko may purchase up to 50% of any equity or convertible securities, excepting certain normal course securities issuances, offered by Continental in a subsequent financing until a maximum of 19.9% of Continental's then outstanding shares on a fully diluted basis are held by Taseko. If Taseko fails to exercise the Pre-Emptive Right in regards to any offered securities under a future financing, the Pre-Emptive Right thereupon expires.

The Note provides for interest at the rate of 16% per annum payable monthly. Interest is payable in cash, or at Taseko's election, in Continental common shares based upon the higher of the five day volume weighted average of the closing price of Continental's common shares at the time the interest payment is due or at Closing. Repayment of the Note is secured by an indirect pledge of Continental's 60% interest in the Xietongmen property, which security interest will be subordinated, if necessary, to any security interest granted by Continental in respect of senior debt. Continental retains the right to pre-pay the Note on 10 days notice, after 180 days from closing.

Continental and Taseko are both members of the Hunter Dickinson Inc. operated companies and have certain directors in common and, accordingly, the independent directors of each company have approved this financing. Completion of this financing is subject to regulatory approval. Any Continental shares issued pursuant to conversion of the Note will be subject to a four month hold period from Closing.

Arrangements to finalize the merger of Continental and Great China Mining Inc. to unify 100% ownership in the Xietongmen property in Continental (see joint news releases of June 12, 2006 and July 10, 2006) are progressing. Completion is subject to a number of conditions, including shareholder and regulatory approvals and will likely occur at or about the end of the third quarter of 2006.

Gerald Panneton
President and CEO
Continental Minerals Corporation

For further information: Continental Minerals Corporation Tel 604 684∙6365 Toll Free 1 800 667∙2114 www.continentalminerals.com

All currencies expressed in Canadian dollars.

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the proposed merger, acquisition of additional property, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental Minerals Corporation, Investors should review the Continental's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.